UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC File Number:
333-137734
CUSIP Number:

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

	For the Transition Period Ended:	Not applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
PART I — REGISTRANT INFORMATION
LEAF Equipment Leasing Income Fund III, L.P.

Full Name of Registrant
N/A

Former Name if Applicable

110 South Poplar Street, Suite 101

Address of Principal Executive Office (Street and Number)
Wilmington, Delaware 19801

City, State and Zip Code.
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.
The preparation of the financial statements of the Registrant has been delayed as the Registrant has been unable to obtain all information necessary to prepare its financial statements. The analysis has affected the timetable for completion of the Registrant’s financial statements.
These delays will prevent the Registrant from completing the consolidating procedures and preparing the financial and other disclosures necessary to enable the Registrant to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 by the November 14, 2008 due date.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

Robert K. Moskovitz	(215)	231-7087
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects a material change for the three months ended September 30, 2008 as compared to the three months ended September 30, 2007 due to an expected increase in equity of approximately $34 million from $41 million, as of September 30, 2008 as compared to September 30, 2007, respectively. The Registrant broke escrow on March 13, 2007. Total assets are expected to be approximately $778 million as of September 30, 2008 compared to $330 million as of September 30, 2007. Total revenues are expected to be approximately $20.2 million for the three months ended September 30, 2008 compared to $6.2 million for the three months ended September 30, 2007. Total revenues are expected to be approximately $56.3 million for the nine months ended September 30, 2008 compared to $7.4 million for the nine months ended September 30, 2007. Net loss is expected to be approximately $6.9 million for the three months ended September 30, 2008 compared to a loss of $742,000 for the three months ended September 30, 2007. Net loss is expected to be approximately $10.0 million for the nine months ended September 30, 2008 compared to a loss of $490,000 for the nine months ended September 30, 2007.

LEAF Equipment Leasing Income Fund III, L.P.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

LEAF EQUIPMENT LEASING INCOME FUND III, L.P. By: LEAF Asset Management, LLC, its general partner
Date	November 17, 2008	By:	/s/ Robert Moskovitz

Robert K. Moskovitz
Chief Financial Officer